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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001- 38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Exhibit Index

Exhibit No.	Description
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1 sets forth the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in the Registrant's preliminary offering memorandum dated September 23, 2019 in connection with the proposed offering of convertible senior notes
99.2	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements for the six months periods ended June 30, 2018 and 2019 included in the Registrant's preliminary offering memorandum dated September 23, 2019 in connection with the proposed offering of convertible senior notes

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.
By:	/s/ ZHENG HUANG
	Name:	Zheng Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 23, 2019

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Exhibit Index
SIGNATURES